UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68907

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Two Rivers Trading Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North End Avenue Suite 1251C
(No. and Street)

New York (City) New York (State) 10282 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Ardizzone 212-238-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leonard Rosen & Company, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane Room 505 (Address) New York (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Ardizzone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Two Rivers Trading Group, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MONA L. WILLIAMS
Notary Public, State of New York
No. 01WI6237604
Qualified in Kings County
Commission Expires March 21, 2015

Mona L. Williams
Notary Public

Signature

Senior Managing Member
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TWO RIVERS TRADING GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Two Rivers Trading Group LLC as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Two Rivers Trading Group LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Leonard Rosen & Company, P.C.

New York, NY
February 26, 2014

Two Rivers Trading Group LLC
Statement of Financial Condition
December 31, 2013

Assets

Cash	$ 76,106
Receivable From Clearing Broker - Cash	4,890,955
-Open Trade Equity:	114,937
Other Assets	27,898
Security Deposit	18,627
Fixed Assets, Net of Related Allowance for Depreciation of $107,098	5,031
Total Assets	$ 5,133,554

Liabilities and Members' Equity

Liabilities:	
Accounts Payable	$ 15,667
Accrued Expenses Payable	127,732
Total Liabilities	143,399
Contingent Liabilities	-
Members' Equity	4,990,155
Total Liabilities and Members' Equity	$ 5,133,554

See Accompanying Notes to the Financial Statements

TWO RIVERS TRADING GROUP LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2013

1. Organization and Nature of Business

Two Rivers Trading Group LLC (the "Company") is a Limited Liability Company registered in the State of New York. In April, 2012 the Company, then known as Zone Equity Group LLC was registered with NYSE ARCA as a proprietary trading firm. In May of 2012, the name of the Company was changed to Two Rivers Trading Group LLC. The Company trades regulated and non-regulated commodity futures contracts, currencies, and equities. All trades are cleared through a clearing broker.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

The Company records both realized and unrealized trading profits and losses on trade date basis.

B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

C. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

D. Fixed Assets

Fixed Assets are carried at cost. Depreciation is provided on a straight-line basis using estimated useful lives. Additions and betterments are capitalized, whereas the costs of repairs and maintenance are charged to expense as incurred.

3. Income Taxes

As a Limited Liability Company the Members are subject to any taxes on income that the Company may earn. Therefore, there is no provision nor benefit for income taxes in the accompanying Statement of Income.

4. Commitments and Contingencies

The Company was obligated under the terms of a real estate lease for the period June 1, 2012 through May 31, 2013. The Company is currently on a month to month lease. Real Estate rent expense for the year ended December 31, 2013 amounted to $111,212.

The company was obligated under the terms of a month to month co-location lease effective May 1st, 2012. The co-location rent expense for the year ended December 31, 2013 amounted to $102,000.

The Company is also obligated under the terms of three seat leases. The leases are for two CME International Monetary Market memberships and one NYMEX/COMEX membership. Each CME IMM

seat lease is $850 per month for the period of September 1st, 2013 through February 28th, 2014. The total future IMM lease payments is $3,400. There is 1 NYMEX/COMEX membership lease at $900 per month for the period of November 1st, 2013 through January 31st, 2014. The total future NYMEX lease payments is $900.

5. Concentration of Credit Risk

The Company maintains its cash balances in one financial institution. The Company also has cash and security and/ or commodity futures positions at several futures commission merchants. At times the value of such accounts can exceed insurance limits.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2013, the Company's net capital of $3,381,531 was $3,281,531 in excess of its required net capital of $100,000. The Company's capital ratio was 4.24%.

7. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2013 and February 26, 2014, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

8. Investments, at Fair Value

The Company adopted ASC 820, Fair Value Measurements ("ASC 820"). ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three level of the fair value hierarchy under ASC 820 are as follows:

Level 1—Quoted prices (unadjusted) in active markets for identical investments at the measurement date.

Level 2—Pricing inputs are other than quoted prices included within Level 1 that are observable for the investment, either directly or indirectly. Level 2 pricing inputs include quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are not active, inputs other than quoted prices that are observable for the investment, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3—Pricing inputs are unobservable for the investment and are based on the Company's own assumptions about the assumptions that a market participant would use, including inputs derived from extrapolation and interpolation that are not corroborated by observable market data.

In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the investment in its entirety falls is determined based on the lowest level input that is significant to the investment in its entirety. Assessing the significance of a particular input to the investment in its entirety requires judgment, and considers factors specific to the investment. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to the Company's perceived risk of that investment.

At December 31, 2013, the Company's investments are classified within Level 1 as they were traded in active markets. Fair value was calculated based on the quoted market prices at the measurement date.

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES

The Members
Two Rivers Trading Group LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013, which were agreed to by Two Rivers Trading Group LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you in evaluating Two Rivers Trading Group LLC's compliance with Rule 17a-5(e)(4).

Management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Reviewed Cash Receipts for the year 2013 to satisfy us that there was no income subject to SIPC earned during the year.
2. Compared the amounts reported on the audited Form X-17A-5for the year ended December 31, 2013, with the amounts reported in the Form SIPC-7 for the year ended December 31, 2013. Since the Company did not become registered with SIPC until April of 2013 while the income statement reported income for the entire year, the amounts differed. However, the correct amounts were reported on Form SIPC-7.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no exceptions.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no exceptions.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Leonard Rosen & Company, P.C.

February 26, 2014